Exhibit 99.1

SilverCrest Announces Record Production of 1.62 Million Silver Eqv. Ounces in Q2; Increases 2015 Production Market Guidance

TSX: SVL  NYSE MKT: SVLC

VANCOUVER, July 13, 2015 /CNW/ - SilverCrest Mines Inc. ("SilverCrest" or the "Company") is pleased to announce record silver and gold production results for the second quarter ("Q2") of 2015 from its 100% owned Santa Elena Mine located in Sonora, Mexico. When Q2 production is added to Q1, Santa Elena production for the six months ("H1") ending June 30, 2015 has reached 1,146,694 ounces of silver and 27,392 ounces of gold, or 2,973,738 silver equivalent ("AgEq"(3)) ounces. As a result of this milestone, the Company is increasing its 2015 production market guidance from a range of 4.0 to 4.4 million to a range of 4.7 to 5.1 million AgEq ounces. For additional information and to view photos and videos of the Company's Santa Elena Mine, please visit the Company's website at www.silvercrestmines.com.

Production Highlights of Q2 2015, vs. Q2 2014;

•	Silver production record of 681,302 ounces; a 294% increase.
•	Gold production record of 14,137 ounces; a 254% increase.
•	AgEq(3) production record of 1,624,211 ounces; a 270% increase. (1,286,589 AgEq ounces sold; a 168% increase).
•	Average mill throughput of 3,059 tonnes per day ("tpd"); in line with nominal capacity of 3,000 tpd.
•	Average silver and gold recovery rates (2) of 74% and 96%, respectively.
•	Bullion inventory at the end of Q2 2015 included 247,841 ounces of silver and 5,090 ounces of gold.

N. Eric Fier, CPG, P.Eng, and Chief Operating Officer, stated; "We are pleased with the strong performance in 2015 at Santa Elena, as we continue to break production records. As a result, we are increasing our 2015 production market guidance to a range of 4.7 to 5.1 million AgEq ounces. I would like to congratulate our operations management and workforce for their diligent and hard work which has resulted in four consecutive record production quarters since Q3/14. During H1 2015, we produced 2.97 million AgEq(3) ounces which is equivalent to Santa Elena's 2014 annual production. Average recoveries for silver have increased by 23% from 60% during Q1 to 74% in Q2 with implementation of several mill operating efficiencies. We continue with exploration drifting on the higher grade El Cholugo Zone with development ore currently being milled, which partially accounts for higher than expected grades and ounces in H1 from underground mine production".

Santa Elena Mine Operating Statistics:	Q2 2015	Q2 2014 (1)	% Change	Q1 2015	% Change
Tonnes milled (t)	278,386	40,122	594%	271,392	3%
Average tpd milled	3,059	1,337	129%	3,015	1%
Average silver grade processed (gpt)	103.37	54.15	91%	88.27	17%
Average gold grade processed (gpt)	1.65	0.79	109%	1.66	-1%
Silver recovery (%) (2)	74%	62%	18%	60%	23%
Gold recovery (%) (2)	96%	78%	23%	91%	5%

Silver ounces produced	681,302	173,000	294%	465,391	46%
Gold ounces produced	14,137	3,995	254%	13,255	7%
AgEq ounces produced (3)	1,624,211	439,467	270%	1,349,527	20%

Silver ounces sold	515,070	163,026	216%	413,250	25%
Gold ounces sold	11,567	4,743	144%	11,748	-2%
AgEq ounces sold (3)	1,286,589	479,384	168%	1,196,842	7%

Ag : Au Ratio (3)	66.7:1	66.7:1	0%	66.7:1	0%

(1)	Production during Q2 2014 was only approximately 50% of the quarterly average in 2014 as a result of closing the open pit ahead of schedule, phasing out production from the heap leach operation and starting up the new processing facility. Silver and gold ounces produced in Q2 2014 include ounces recovered from the leach pad and the new processing facility.
(2)	Estimated recoveries are as reported, based on calculated grade.
(3)	The Silver equivalent ("AgEq") ratio for 2015 is 66.7 and is calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

During Q2 2015, the mill processed a quarterly record of 278,386 tonnes (Q1 2015: 271,392), with a daily average of 3,059 tonnes per day (Q1 2015: 3,015). The plant processed open pit and underground ore at 49% (Q1 2015: 48%) blended with 51% (Q1 2015: 52%) leach pad ore. The average grades processed during Q2 2015 for open pit and underground ore were 165.8 gpt silver (Q1 2015: 124.8) and 2.71 gpt gold (Q1 2015: 2.55). Leach pad ore grades were 43.0 gpt silver (Q1 2015: 54.8) and 0.62 gpt gold (Q1 2015: 0.85).

Mill recovery rates for Q2 2015 averaged 96% (Q1 2015: 91%) for gold and 74% (Q1 2015 – 60%) for silver. The 23% increase in silver recoveries from Q1 2015 was due to increased cyanide levels and aeration (pressurized air) into the mill leach tanks. H2 mill recovery rates are expected to be similar to Q2. The average mill feed blend was 103.3 gpt silver and 1.65 gpt gold, a 17% increase in silver and a 1% decrease in gold from Q1 2015.

The Santa Elena open pit was temporarily reopened in January 2015, and 71,394 tonnes with average grades of 142.0 gpt silver and 2.66 gpt gold were mined. The Company market guidance for 2015 which was announced on January 15, 2015 did not account for re-opening the pit, therefore, part of H1 higher production reflects this positive impact.  Pit operations were shut down in April 2015, due to pit constraints. The remaining unmined 50,312 tonnes of open pit reserves will be included in underground reserves.

During Q2 2015, a daily average of 1,174 (Q1 2015: 1,080) tonnes was mined from underground which includes daily mining of two to three long hole stopes and development ore. Grade reconciliations are ongoing with volumes to date in line with the block model and grades higher than expected. SilverCrest plans in H2 to continue to improve and optimize underground stoping, and explore and develop the higher grade El Cholugo Zone (Alejandra Veins). The Company expects to achieve an underground mining rate of up to 1,500 tpd during H2, 2015. Average mill feed volume at 3,000 tpd is targeted at approximately 40% underground ore and 60% leach pad ore with no contribution from open pit ore for H2, 2015.

Release of Second Quarter 2015 Financial Results and Conference Call

SilverCrest plans to release its unaudited second quarter financial statements and MD&A after market close on Wednesday August 12, 2015. A telephone conference call to discuss these results will be held at 10am PDT (1pm EDT) on Thursday, August 13, 2015.

The Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a highgrade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company's projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 08:17e 13-JUL-15